SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                      04 September 2003

                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Datastream Price Changes announcement made on
                 04 September 2003




NR 0335                                                        September 4, 2003


        BT DELIVERS MORE BROADBAND PRICE CHANGES FOR WHOLESALE OPERATORS

BT today announced it is to reduce further the price for its BT DataStream wholesale broadband product aimed at fixed line operators. BT is making the change following discussions with customers and Oftel regarding the price relative to the current IPStream Home 500 product.

The BT DataStream price reduction, which was notified to Oftel today, will cut the cost of the end-user element of the broadband connection by 50p to GBP8.05. In addition, BT will be raising the monthly rental of its 2Mbit/s business product, IPStream Office 2000, from GBP38 to GBP43; this is still substantially lower than the rental of GBP80. charged in March. BT IPStream S2000 rental will also go up from GBP43 to GBP48; this compares with GBP85 in March this year.

These changes will mean that wholesale customers taking Datastream will have more flexibility in competing with BT's IPStream products in what is already Europe's most competitive broadband market.

The DataStream price cut comes into effect tomorrow; the other changes will be effective from 16 October.

BT currently supplies broadband services to more than 150 Service Providers and has connected more than 1.2 million customers to broadband based on BT's ADSL products.

Note to editors

BT IPStream: Utilising ADSL technology and BT's core IP network to offer broadband internet and data services to ISPs and businesses on 1,650 exchanges across the UK. Currently more than 150 ISPs buy BT IPStream providing service to more than 1,200,000 customers.

BT DataStream: Offers telecom carriers and service providers a dedicated ATM network on which to develop their own IP applications such as teleworking, branch office networking and internet access services. BT DataStream is used by OLOs to offer broadband services to ISPs and businesses across the UK.


             -----------------------------------------------------


              Inquiries about this news release should be made to:

   David Orr or Francis King, BT Wholesale, on 020 7356 5372 or 0191 211 8607

 Inquiries may also be made to the BT Group Newsroom on its 24-hour number: 020
     7356 5369. All BT Group news releases can be accessed at our web site:
                           www.btplc.com/mediacentre



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 04 September 2003